Deloitte and Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, Nebraska 68102-9706
Tel: (402) 346-7788
Fax: (402 342- 7320


INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors
Commercial Federal Bank
Omaha Nebraska

We have examined management's assertion that Commercial Federal Bank (the"Bank")has complied as of and for the year ended December 31, 2003 with its established minimum servicing standards described in the accompanying Management's Assertion dated February 17, 2004. Management is responsible for the Bank's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the Bank's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public
Accountants and, accordingly, included examining, on a test basis, evidence about the Bank's compliance with its minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Bank's compliance with its minimum servicing standards.

In our opinion, management's assertion that the Bank complied with the aforementioned minimum servicing standards as of and for the year ended December 31, 2003 is fairly stated, in all material respects based on the Criteria set forth in Appendix I.

February 17, 2004

/s/ Deloitte and Touche LLP


Member or
Deloitte Touche Tohmatsu


Commercial Federal Bank

Management's Assertion


As of and for the year ended December 31, 2003, Commercial Federal Bank (the "Bank") has complied, in all material respects, with the Bank's established minimum servicing standards for the residential mortgage loans as set forth in Appendix I(the "Standards"). The Standards are based on the Mortgage Banker's Association of America Uniform
Single Attestation Program for Mortgage Bankers. As of and for this same period, the Bank had in effect a fidelity bond in the amount of $20,000,000 and errors and omissions policy in the amount of $17,000,000 from January 1, 2003 to September 30, 2003 and $20,000,000 from OCtober 1, 2003 to December 31, 2003.

/s/ Robert Gruwell
Robert Gruwell
Senior Vice President
Mortgage Operations
February 17, 2004

Corporate Headquarters
P.O. Box 1103
13220 California Street
Omaha,Nebraska 68154
(402) 554-9200


Appendix I

Minimum Servicing Standards as set forth in the Mortgage Bankers Association of America Uniform Single Attestation Program for Mortgage Banker

I. Custodial Bank Accounts
1.Reconciliations shall be prepared on a monthly basis for all custodial bank accounts and related bank clearing accounts. These reconciliations shall:
a. be mathematically accurate;
b. be prepared within forty-five(45) calendar days after cutoff date;
c. be reviewed and approved by someone other than the person who prepared the reconciliation; and
d. document explanations for reconciling items. These reconciling items shall be resolved within ninety (90) calendar days of their original identification.

2. Funds of the servicing entity shall be advanced in cases where there is an overdraft in an investor's or mortgagor's account.

3. Each custodial account shall be maintained at a federally insured depository institution in trust for the applicable investor.

4. Escrow funds held in trust for a mortgagor shall be returned to the mortgagor within thirty (30) calendar days of payoff of the mortgage loan.

II. Mortgage Payments
1. Mortgage payments shall be deposited into the custodial bank accounts and related bank clearing accounts within two business days of receipt.

2. Mortgage payments made in accordance with the mortgagor's loan documents shall be posted to the applicable mortgagor records within two business days of receipt.

3. Mortgage payments shall be allocated to principal, interest, insurance, taxes or other escrow items in accordance with the mortgagor's loan documents.

4. Mortgage payments identified as loan payoffs shall be allocated in accordance with the mortgagor's loan documents.


III. Disbursements

1. Disbursements made via wire transfer on behalf of a mortgagor or investor shall be made only by authorized personnel.


3. Tax and insurance payments shall be made on or before the penalty or insurance policy expiration dates, as indicated on tax bills and insurance premium notices, respectively, provided that such support has been received by the servicing entity at least thirty (30) calendar days prior to these dates.

4. Any late payment penalties paid in conjunction with the payment of any tax bill or insurance premium notice shall be paid from the servicing entity's funds and not charged to the mortgagor, unless the late payment was due to the mortgagor's error or omission.

5. Amounts remitted to investors per the servicer's investor reports shall agree with cancelled checks, or other form of payment, or custodial bank statements.

6. Unused checks shall be safeguarded so as to prevent unauthorized access.

IV. Investor Accounting and Reporting

1. The servicing entity investor reports shall agree with, or reconcile to, investors' records on a monthly basis as to the total unpaid principal balance and number of loans serviced by the servicing entity.

V. Mortgagor Loan Accounting

1. The servicing entity's mortgage loan records shall agree with, or reconcile to, the records of mortgagors with respect to the unpaid principal balance on a monthly basis.

2. Adjustments on ARM loans shall be computed based on the related mortgage noteand any ARM rider.

3. Escrow accounts shall be analyzed, in accordance
With the mortgagor loan documents,on at least an annual basis.

4. Interest on escrow accounts shall be paid, or credited, to mortgagors in accordance with the applicable state laws.

VI. Delinquencies

1.Records documenting collection efforts shall be maintained during the period a loan is in default and shall be updated at least monthly. Such records shall describe the entity's activities in monitoring delinquent loans including, for example, phone calls, letters and mortgage payment rescheduling plans in cases where the delinquency is deemed temporary (i.e., illness or unemployment).

VII. Insurance Policies

1. A fidelity bond and errors and omissions policy shall be in effect on the servicing entity throughout the reporting period in the amount of coverage represented to investors in management's assertion.